Exhibit 99.1
FREESEAS INC.
89 Akti Miaouli Street & 4 Mavrokordatou Street
185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2010

To the Shareholders of FreeSeas Inc.:
     The 2010 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at the Company’s offices, located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece, at 15:00 Greek time/8:00 am Eastern Daylight Savings Time, on Thursday, September 30, 2010 for the following purposes:
1.	To elect two directors of the Company to serve until the 2013 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding;

3.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Our Board of Directors has fixed the close of business on August 23, 2010 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.
     Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.
By Order of the Board of Directors,
Maria Badekas
Secretary
Piraeus, Greece
August 25, 2010
All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.

FREESEAS INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2010

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING
     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the Company’s offices, located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece at 15:00 Greek time/8:00 am Eastern Daylight Savings Time, on Thursday, September 30, 2010, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.
     The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is August 25, 2010. Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which contains our audited financial statements for the year ended December 31, 2009. Our Annual Report has been posted on our website, www.freeseas.gr. Please go to the link “2010 Annual Meeting Materials” on the Investor Relations page of our website for a copy of our Annual Report, as well as copies of this Proxy Statement and a form of proxy. Our offices are located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece, and our telephone number is 011-30-210-452-8770. If you desire to receive a paper copy of our Annual Report, please contact our Corporate Secretary at this address or telephone number.
INFORMATION CONCERNING PROXY
     The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.
     The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay all fees and expenses of Morrow & Co., LLC relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING
     At the Annual Meeting, our shareholders will consider and vote upon the following matters:
1.	To elect two directors of the Company to serve until the 2013 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding;

3.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominees for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
     Our Board of Directors has set the close of business on August 23, 2010 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 32,437,480 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.
     The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the amendment to the Company’s Amended and Restated Articles of Incorporation to effect the reverse stock split. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the 2010 fiscal year and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.
     Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.
     A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to certain of the matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.
PROPOSAL 1: ELECTION OF DIRECTORS
     Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. Focko Nauta and Keith Bloomfield hold office until the 2010 Annual Meeting and have been nominated for reelection as described below. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2011 Annual Meeting. Kostas Koutsoubelis and Didier Salomon hold office until the 2012 Annual Meeting.
     At the Annual Meeting, two directors will be elected by the shareholders to serve until the 2013 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that either nominee is unable or unwilling to serve if elected. If either nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.
Nominees
     The persons nominated as directors are as follows:

		Position with
☐ Name	☐ Age	the Company	☐ Term Expires
Focko Nauta	52	Director	2010
Keith Bloomfield	38	Director	2010
     Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.
     Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in history from Tulane University.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTORS.
PROPOSAL 2: TO APPROVE AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF
INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING COMMON STOCK AT A RATIO OF ONE SHARE FOR EVERY FIVE SHARES OUTSTANDING
     The Board of Directors has approved, and the Company is seeking approval by the shareholders of, an amendment to Paragraph D of the Company’s Amended and Restated Articles of Incorporation that effects a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding. The full text of the proposed amendment is attached to this Proxy Statement as Appendix 1, and the following description is qualified in its entirety by reference to Appendix 1.
Purpose of the Reverse Stock Split
     The purpose for seeking approval to effect the reverse stock split is to increase the market price per share of our common stock. We believe that the increased market price of our common stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted, however, that the liquidity of our common stock may be adversely affected by the proposed reverse stock split, given the reduced number of shares that would be outstanding after the reverse stock split.
     Further, our common stock is traded on the Nasdaq Global Market. One of the requirements for continued listing on the Nasdaq Global Market is that shares maintain a $1.00 minimum closing bid price. Although our common stock has generally maintained a bid price in excess of $1.00, we are undertaking the reverse stock split so that shares of our common stock will trade above the $1.00 minimum closing bid price requirement. We believe that maintaining the listing of our common stock on the Nasdaq Global Market is in the best interests of the Company and our shareholders. Listing on the Nasdaq Global Market increases the liquidity of our common stock and may minimize the spread between the “bid” and “ask” prices quoted by market makers.
     For the above reasons, we believe that having the ability to effect the reverse stock split will help improve the marketability and liquidity of our common stock and maintain compliance with the Nasdaq listing requirements, and is therefore in the best interests of the Company and our shareholders.

     We cannot assure you, however, that the reverse stock split will have the desired effect of proportionately raising our common stock price over the long term, or at all. The effect of a reverse split on the market price of our common stock cannot be predicted with any certainty, and the history of similar stock splits for companies in similar circumstances to ours is varied. The market price of our common stock may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance and overall stock market and economic conditions. We also cannot assure you that our common stock will not be delisted due to a failure to meet other continued listing requirements even if after the reverse stock split the market price per share of our common stock remains greater than $1.00.
Principal Effects of the Reverse Stock Split
     Common Stock Holdings. If the amendment to the Amended and Restated Articles of Incorporation to give effect to the reverse stock split is approved at the Annual Meeting, an amendment to the Amended and Restated Articles of Incorporation will be filed with the Registrar of Corporations of the Republic of the Marshall Islands. Each issued common share immediately prior to the effective time of the reverse stock split will automatically be changed, as of the effective time of the reverse stock split, into a fraction of a common share based on the exchange ratio of one share in exchange for every five shares outstanding. In addition, proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, our equity incentive plan, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants.
     Because the reverse stock split would apply to all of our issued and outstanding common shares, the proposed reverse stock split would not alter the relative rights and preferences of existing shareholders nor affect any shareholder’s proportionate equity interest in the Company, except to the extent the reverse stock split results in any of the shareholders owning a fractional share.
     Shareholders should note that it is not possible accurately to predict the effect of the reverse stock split on the market prices for the common shares. The history of reverse stock splits is varied. In particular, there is no assurance that the price per share of our common shares after the reverse stock split will increase in an amount proportionate to the decrease in the number of issued and outstanding shares, or will increase at all. In addition, there can be no assurance that the market price of the common shares immediately after the reverse stock split will be maintained for any period of time. Even if an increased share price can be maintained, the reverse stock split may not achieve some or all of the other desired results summarized above. Further, because some investors may view the reverse stock split negatively, there can be no assurance that approval of this proposal or the actual implementation of the reverse stock split would not adversely affect the market price of the common shares.
     Authorized but Unissued Shares; Potential Anti-Takeover Effects. Our Amended and Restated Articles of Incorporation currently authorizes the issuance of up to 250,000,000 common shares and 5,000,000 preferred shares. The reverse stock split would not proportionately reduce the number of authorized common shares or preferred shares as designated by our Amended and Restated Articles of Incorporation. Therefore, because the number of issued and outstanding common shares would decrease, the number of common shares remaining available for issuance by us in the future would increase.
     The reverse stock split will have an effect similar to an increase in the number of authorized shares of common stock of the Company. Such an increase provides the Company with additional flexibility to structure equity financings and raise capital for working capital purposes, authorize stock splits, pay dividends, expand through acquisitions, joint ventures and strategic alliances, and to otherwise meet corporate needs. The Company may consider future capital raises, depending on market conditions and the Company’s capital needs at the time. Opportunities may arise that require the Board of Directors to act quickly, such as companies and/or vessels becoming available for acquisition or favorable market conditions for acquisitions, capital financings or public offerings. This flexibility is important to the Company’s future growth. The Board of Directors believes that the retaining the current number of authorized shares of common stock after the reverse stock split is necessary to enhance the Company’s ability to respond to these and similar opportunities.
     Authorized but unissued shares of the Company’s common stock may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate, without further authority from or approval by the shareholders of the Company except as may be required by applicable law or as the Board of Directors deems advisable.
     Notwithstanding the foregoing, the issuance of additional shares of common stock may have certain adverse effects upon the current holders of the Company’s common stock. The approval of the proposed amendment will have the effect of authorizing a greater number of shares of common stock for issuance. Because there are no preemptive rights with respect to the common stock, shareholders may experience a significant reduction in their shareholders’ interest with respect to earnings per share, voting, liquidation value and book and market value per share if additional authorized shares of common stock are issued, other than through a proportional issuance, such as a stock dividend. Such authorized and unissued shares of common stock may also have the effect of delaying or preventing a change in control of the Company. Shares of authorized and unissued common stock could be issued (within the limits imposed by applicable law) in one or more transactions which could make a change in control of the Company more difficult and therefore less likely. This proposal is not in response to any attempt to acquire control of the Company, however, nor is the Company aware of any such attempt.
     “Public Company” Status. Our common shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the “public company” periodic reporting and other requirements applicable to foreign private issuers under the Exchange Act. The proposed reverse stock split will not affect our status as a public company or this registration under the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.
     Odd-Lot Transactions. It is likely that some of our shareholders will own “odd-lots” of less than 100 shares following a reverse stock split. A purchase or sale of less than 100 shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those shareholders who own less than 100 shares following a reverse stock split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their common shares. The Board of Directors believes, however, that these potential effects are outweighed by the benefits of the reverse stock split.
Fractional Shares
     No fractional shares would be issued if, as a result of the reverse stock split, a registered shareholder would otherwise become entitled to a fractional share. Instead, shareholders who otherwise would be entitled to receive fractional shares, because they hold a number of shares not evenly divisible by five, will automatically be entitled to receive an additional whole share of common stock. In other words, any fractional share will be rounded up to the nearest whole share.

Effective Date
     If the proposed amendment to the Amended and Restated Articles of Incorporation to give effect to the reverse stock split is approved at the Annual Meeting, the reverse stock split will become effective on the effective date of the filing of the articles of amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporations for the Republic of the Marshall Islands. If the reverse split is approved, we expect to submit the articles of amendment on or shortly after the date of the Annual Meeting. We refer to this date as the “Effective Date.” Except as explained above with respect to fractional shares, on the Effective Date, each common share issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into that fraction of a common share based on the exchange ratio of one share in exchange for every five shares outstanding.
No Dissenters’ Rights
     Under Marshall Islands law, our shareholders would not be entitled to dissenters’ rights or rights of appraisal in connection with the implementation of the reverse stock split, and we will not independently provide our shareholders with any such rights.
Accounting Consequences
     Following the effective date of the reverse stock split, if any, the net income or loss and net book value per share of common stock will be increased because there will be fewer shares of the common stock outstanding. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.
Exchange of Stock Certificates
     As of the Effective Date, each certificate representing common shares outstanding before the reverse stock split will be deemed, for all corporate purposes, to evidence ownership of the reduced number of common shares resulting from the reverse stock split. All shares underlying options, warrants and other securities exchangeable or exercisable for or convertible into common shares also automatically will be adjusted on the Effective Date.
     Our transfer agent, American Stock Transfer & Trust Company LLC, will act as the exchange agent for purposes of exchanging stock certificates subsequent to the reverse stock split. Shortly after the Effective Date, shareholders of record will receive written instructions requesting them to complete and return a letter of transmittal and surrender their old stock certificates for new stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Certificates representing common shares issued in connection with the reverse stock split will continue to bear the same restrictive legends that were borne by the surrendered certificates representing the common shares outstanding prior to the reverse stock split. No new certificates will be issued until such shareholder has surrendered any outstanding certificates, together with the properly completed and executed letter of transmittal, to the exchange agent. Until surrendered, each certificate representing common shares outstanding before the reverse stock split would continue to be valid and would represent the adjusted number of shares, based on the ratio of the reverse stock split.
     Any shareholder whose stock certificates are lost, destroyed or stolen will be entitled to a new certificate or certificates representing post-split shares upon compliance with the requirements that we and our transfer agent customarily apply in connection with lost, destroyed or stolen certificates.

Instructions as to lost, destroyed or stolen certificates will be included in the letter of transmittal from the exchange agent.
     Upon the reverse stock split, we intend to treat shareholders holding our common stock in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in “street name.” These banks, brokers and other nominees may, however, have different procedures for processing the reverse stock split. If you hold your shares in “street name” with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.
     YOU SHOULD NOT DESTROY YOUR STOCK CERTIFICATES AND YOU SHOULD NOT SEND THEM NOW. YOU SHOULD SEND YOUR STOCK CERTIFICATES ONLY AFTER YOU HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT AND IN ACCORDANCE WITH THOSE INSTRUCTIONS.
     No service charges, brokerage commissions or transfer taxes will be payable by any holder of any certificate that, prior to approval of the reverse stock split, represented any common shares, except that if any certificates for common shares are to be issued in a name other than that in which the certificates for common shares surrendered are registered, the shareholder requesting the reissuance will be required to pay to us any transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable and, in addition, (a) the transfer must comply with all applicable federal and state securities laws, and (b) the surrendered certificate must be properly endorsed and otherwise be in proper form for transfer.
Vote Required and Recommendation
     The laws of the Republic of the Marshall Islands and our Amended and Restated Articles of Incorporation, as amended, require that, in order for us to amend our Amended and Restated Articles of Incorporation to give effect to the reverse stock split, such amendment must be approved by our Board of Directors and approved by the holders of a majority of the outstanding common shares entitled to vote on such an amendment.
     Our Board of Directors has approved an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the reverse stock split. The Board determined that the reverse stock split would be advisable and in the best interests of the Company and our shareholders. The Board recommends that our shareholders vote “FOR” the amendment to the Amended and Restated Articles of Incorporation to give effect to the reverse stock split. The affirmative vote, whether in person or by proxy, of the holders of a majority of the outstanding common shares is required to approve the proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO GIVE EFFECT TO THE REVERSE STOCK SPLIT.

PROPOSAL 3: TO RATIFY THE SELECTION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Audit Committee of the Company’s Board of Directors has selected Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.
     Shareholder approval is not required for the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., because the Audit Committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the Audit Committee would take if the shareholders do not ratify this appointment.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.
HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
     Shareholders sharing an address who are receiving multiple copies of the Proxy Statement may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the Proxy Statement, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 38 Piraeus, Greece.
OTHER BUSINESS
     The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.
By Order of the Board of Directors,
Maria Badekas
Secretary
Pireaus, Greece
August 25, 2010

APPENDIX 1
AMENDMENT
TO
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
FREESEAS INC. (THE “CORPORATION”)
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATION ACT
      I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation, hereby certify:
1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 23, 2004 and were amended and restated in their entirety as of April 26, 2005 and were further amended on September 17, 2009.

3.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Simultaneously with the effective date of the filing of this Amendment (the “Effective Date”), every five (5) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of common stock and the number of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on September 30, 2010.
Appendix 1—Page 1

     IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this ____ day of September, 2010.

Ion G. Varouxakis
President and Chief Executive Officer
SS.:
On this _____ day of September, 2010, before me personally came Ion G. Varouxakis known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed.

Notary Public

(Seal)

Print Name of Notary

Serial Number, if any
My Commission Expires:
Appendix 1-Page 2